                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9 )*
                                             ---

                              CIMETRIX INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    17185E100
                   -------------------------------------------
                                 (CUSIP NUMBER)
          Geoffrey Todd Hodges, Esq., c/o Agliano, Hodges & Whittemore,
           P.A., 400 North Tampa Street, Suite 2630, Tampa, FL 33602;
                                 (813) 225-1515
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 1997
                     -----------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        (Continued on following page(s))
                               Page 1 of 20 Pages

CUSIP No.     17185E100                13D      Page    2     of   20     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
              Paul A. Bilzerian
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    None
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           1,978,162
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   None
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               None
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            3,000,000, plus proxies to vote 1,978,162
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
            12.4%, plus proxies to vote 8.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.      17185E100               13D      Page    3     of   20    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
            Terri L. Steffen
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
            00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
            United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     None
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      None
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    None
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                None
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            3,000,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
            12.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.       17185E100              13D      Page    4     of    20   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
             Bicoastal Holding Company
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
             Cayman Islands
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     3,000,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      None
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    3,000,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                None
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            3,000,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
            12.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.      17185E100               13D      Page    5     of   20    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
              Overseas Holdings Limited Partnership
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      3,000,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       None
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     3,000,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 None
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            3,000,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
            12.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     17185E100                13D      Page    6     of   20    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
             The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
             Cook Islands
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     None
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      None
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    None
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                None
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
             3,000,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
             12.4%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
             00
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.      17185E100               13D      Page    7     of   20    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
             Lincoln M. Dastrup
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
             PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     None
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                      1,963,450
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    None
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                1,963,450
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            1,963,450
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
            8.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     17185E100                 13D      Page    8     of   20    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
              Linda Dastrup
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     None
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,963,450
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    None
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,963,450
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            1,963,450
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [X]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
             8.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 20 Pages



                       ATTACHMENT TO FORM 13D COVER SHEET


       All calculations on the Form 13D cover sheets have been made on the basis that 24,143,928 shares are presently outstanding.

                                                             Page 10 of 20 Pages


Item 1.  Security and Issuer.

       The class of security to which this Amendment to Schedule 13D relates is common stock, $0.0001 par value per share (the "Shares") of Cimetrix Incorporated, a Nevada corporation (the "Company"). The Company's principal executive offices are located at 6979 South High Tech Drive, Midvale, Utah 84047.

Item 2.  Identity and Background.

       This Amendment to Schedule 13D is being filed by Paul A. Bilzerian, Terri
L. Steffen, Bicoastal Holding Company, Overseas Holdings Limited Partnership, The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, Lincoln
Dastrup and Linda Dastrup, hereafter collectively referred to as the "Reporting Persons."

       (a)-(f). The following sets forth as to each of the Reporting Persons his
(a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree, or final order; and (f) citizenship.

         1.       (a) Paul A. Bilzerian.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) President, Cimetrix, Incorporated
                      6979 South High Tech Drive
                      Midvale, Utah 84047.
                  (d) None.
                  (e) None.
                  (f) United States.

         2.       (a) Terri L. Steffen.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

                                                             Page 11 of 20 Pages

         3.       (a) Bicoastal Holding Company, a Cayman Islands corporation
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         4. (a) Overseas Holdings Limited Partnership, a Nevada limited partnership
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Investments.
                  (d) None.
                  (e) None.

         5. (a) The Paul A Bilzerian and Terri L. Steffen Family Trust of 1995, a Cook Islands International Trust.
                  (b) 16229 Villarreal de Avila
                      Tampa, FL 33613.
                  (c) Estate planning trust.
                  (d) None.
                  (e) None.

         6.       (a) Lincoln M. Dastrup.
                  (b) 871 Osmond Lane
                      Provo, UT 84604.
                  (c) Self-employed financial consultant.
                  (d) None.
                  (e) None.
                  (f) United States.

          7.      (a) Linda Dastrup.
                  (b) 871 Osmond Lane
                      Provo, UT 84604.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

Item 3. Source and Amount of Funds or Other Consideration.

         David L. Redmond and Lincoln M. Dastrup used their own personal funds to complete the transactions reported on this Schedule 13D.

                                                             Page 12 of 20 Pages

Item 4. Purpose of Transaction. Three transactions are reported hereby. In addition to the transactions reported hereby, Bicoastal Holding Company has offered to purchase for $0.50 per warrant, up to 70,000 warrants to purchase the Company's common stock. The warrants are exercisable at a price of $2.50 per share. The offer is open until March 15, 1998. If the offer is accepted, Bicoastal Holding Company would use its working capital to complete the transaction.

(a) On October 29, 1997, Bicoastal Holding Company sold 200,000 shares of the Company's common stock to David L. Redmond, the Company's Chief Financial Officer and one of its Directors. The sale price was $1.00 per share for a total sales price of $200,000. Mr. Redmond used his personal funds to complete the transaction. The purpose of this transaction was to provide Mr. Redmond with additional incentive compensation and reward him for his prospective efforts in connection with the sale of the Company's Senior Notes.

(b) On December 29, 1997, Bicoastal Holding Company gave 6,000 shares of the Company's common stock to the children of Dr. Stuart Kaufman. No funds were used for the transaction. The purpose of the transaction was to help offset the significant deterioration in the price of the stock that they had suffered since Dr. Kaufman purchased the stock for them.

(c) On December 29, 1997, Bicoastal Holding Company sold 94,000 shares of the Company's common stock to Lincoln M. Dastrup. The sale price was approximately $7.18 per share, for a total sale price of $675,000. Mr. Dastrup used his personal funds for the transaction. The purpose of the transaction was to help compensate Bicoastal Holding Company for its sales of stock at below market prices to Mr. Redmond and for the gift it made to the children of Dr. Kaufman, a significant investor in the Company. The net effect of these transactions was that Bicoastal Holding Company divested itself of 300,000 shares of the Company's common stock, and received a total of $775,000, or approximately $2.58 per share.

Item 5. Interest in Securities of the Issuer.

(a) As of January 15, 1998, Paul A. Bilzerian held proxies to vote 1,978,162 shares of the Company's common stock, representing 8.2% of the Company's outstanding stock. This Amendment to Schedule 13D only amends the shares for which Paul A. Bilzerian was deemed beneficial owner by virtue of his beneficial ownership of Bicoastal Holding Company. It does not amend the shares for which Mr. Bilzerian is deemed beneficial owner by virtue of proxies from W. Keith Seolas or members of his family and except as provided herein, it does not amend the beneficial ownership of shares beneficially owned by Mr. Bilzerian, members of his family, or related entities, as reflected in Schedule 13D and amendments previously filed on behalf of Paul A. Bilzerian, Terri L. Steffen, Bicoastal Holding Company, the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, the Paul A. Bilzerian and Terri L. Steffen Irrevocable Trust of 1994, and Overseas Holdings Limited Partnership. As of January 15, 1998, Paul A. Bilzerian and Terri L. Steffen owned all of the beneficial interests in The Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, which is the sole beneficial owner of Bicoastal Holding Company and the sole limited partner of Overseas Holdings

                                                             Page 13 of 20 Pages


Limited Partnership. Bicoastal Holding Company is the sole general partner of Overseas Holdings Limited Partnership. Therefore, Bicoastal Holding Company, the Paul A. Bilzerian and Terri L. Steffen Family Trust of 1995, and Mr. Bilzerian and Ms. Steffen may each be deemed beneficial owners of 3,000,000 shares held by these entities. This represents 12.4% of the Issuer's outstanding stock. Mr. Bilzerian and Ms. Steffen may also be deemed beneficial owners of 2,400,000 shares of stock owned by the Paul A. Bilzerian and Terri L. Steffen 1994 Irrevocable Trust because the principal beneficiaries of the trust are their children, Adam J. Bilzerian and Dan B. Bilzerian. This represents 9.9% of the Issuer's outstanding stock. Mr. Bilzerian and Ms. Steffen, however, disclaim any beneficial ownership of those shares.

       As of January 15, 1998, Lincoln M. Dastrup and Linda Dastrup, husband and wife, owned 1,963,450 shares of the Company's common stock, representing 8.1% of the Company's outstanding common stock.

(b) The responses of the Reporting Persons to items (7) through (11) of the portions of the cover page relating to beneficial ownership of Shares are incorporated herein by reference.

(c) Between October 16, 1997 and December 30, 1997, Lincoln M. Dastrup and Linda Dastrup sold 185,500 shares at prices ranging between $1.94 per share and $2.68 per share. Except as provided herein, there have been no transactions in Shares or other securities of the Company by any of the Reporting Persons within the past 60 days or since the most recent Amendment to Schedule 13D was filed.

(d)  None.

(e)  None.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

As noted above, Bicoastal Holding Company has offered to purchase for $0.50 per warrant, up to 70,000 warrants to purchase the Company's common stock. The warrants are exercisable at a price of $2.50 per share. The offer is open until March 15, 1998. If the offer is accepted, Bicoastal Holding Company would use its working capital to complete the transaction.

Item 7. Material to be Filed as Exhibits.

None.

                                                             Page 14 of 20 Pages



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:  January 15, 1998                      /s/ Paul A. Bilzerian
                                             ----------------------------------
                                             PAUL A. BILZERIAN

                                                             Page 15 of 20 Pages



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:  January 15, 1998                      /s/ Terri L. Steffen
                                             ----------------------------------
                                             TERRI L. STEFFEN

                                                             Page 16 of 20 Pages



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: January 15, 1998                       /s/ Paul A. Bilzerian
                                             ----------------------------------
                                             PAUL A. BILZERIAN, President
                                             Bicoastal Holding Company

                                                             Page 17 of 20 Pages



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: January 15, 1998                       /s/ Paul A. Bilzerian
                                             ----------------------------------
                                             PAUL A. BILZERIAN, President,
                                             Bicoastal Holding Company, as
                                             General Partner of Overseas
                                             Holdings Limited Partnership

                                                             Page 18 of 20 Pages



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date: January 15, 1998                       /s/ Paul A. Bilzerian
                                             ----------------------------------
                                             PAUL A. BILZERIAN, Co-Trustee
                                             of The Paul A. Bilzerian and
                                             Terri L. Steffen Family Trust
                                             of 1995

                                                             Page 19 of 20 Pages



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:  January 15, 1998                      /s/ Lincoln M. Dastrup
                                             ----------------------------------
                                             LINCOLN M. DASTRUP

                                                             Page 20 of 20 Pages



                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Date:  January 15, 1998                      /s/ Linda Dastrup
                                             ----------------------------------
                                             LINDA DASTRUP